[SUTHERLAND ASBILL & BRENNAN LLP]




   FREDERICK R. BELLAMY
   DIRECT LINE:  202-383-0126
   Internet:  fred.bellamy@sablaw.com


                                October 27, 2005



VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         Re:      Midland National Life Separate Account C
                  File No. 333-108437, Post-Effective Amendment No. 9 Accession No. 0001076981-05-000041
                  Withdrawal of Amendment Pursuant to Rule 477

Dear Commissioners:

         On behalf of the Midland National Life Separate Account C of Midland National Life Insurance Company, we hereby request that the above-referenced filing (the "Filing") under the Securities Act of 1933 be withdrawn, pursuant to Rule 477 under that Act.

         This filing was done on October 21, 2005. This filing is being made to remove an investment option that has not been publicly offered. No securities were sold in connection with the amendment that is the subject of this request for withdrawal.

         If there are any questions or comments concerning this request, please contact the undersigned at (202) 383-0126. Thank you.

                                                     Sincerely,

                                                     /s/ Frederick R. Bellamy

                                                     Frederick R. Bellamy

cc:      Terri Silvius